Description of Securities Registered Under Section 12

of the Securities Exchange Act of 1934, as amended

As of December 28, 2019, the only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Weis Markets, Inc. (the “Company”), was the Company’s common stock, without par value.

Description of Capital Stock

The following description of the Company’s capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Restated Articles of Incorporation, which is an exhibit to the Company’s Form S‑8 filed with the Securities and Exchange Commission on September 13, 2002, and the Company’s Amended and Restated By‑laws, which is an exhibit to the Company’s Annual Report on Form 10‑K filed with the Securities and Exchange Commission on March 8, 2002, each of which is incorporated by reference herein. The Company encourages you to read its articles and by-laws  for additional information.

Authorized Capital Stock

The Company’s authorized capital stock consists of 100,800,000 shares authorized, 33,047,807 shares issued and 26,898,443 shares outstanding of common stock, without par value.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote on each matter presented at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting. Directors are elected using the cumulative voting method.  Every shareholder entitled to vote shall have the right to multiply the number of votes to which they may be entitled by the total number of Directors to be elected in the same election, and the shareholder may cast the whole number of such votes for one candidate or the shareholder may distribute them among any two or more candidates.  The candidates receiving the highest number of votes validly cast, up to the number of Directors to be elected in the particular election, shall be elected. Pursuant to the Company’s by-laws, the Company’s Board of Directors consists of at least five directors and shall include at least three “independent” directors.

Dividends

All shares of common stock are entitled to participate pro rata in any dividends declared by the Company’s Board of Directors out of funds legally available therefor.  Dividends may be paid in cash, in property, or in shares of the Company.

Liquidation Rights

Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of our common stock are entitled to share ratably in the Company’s assets available for distribution after all of the Company’s liabilities have been satisfied.

Antitakeover Provisions

Certain provisions of the Company’s by-laws could be considered to have an antitakeover effect. For example, the Company’s cumulative voting rights could reduce the ability of a shareholder to elect a majority of directors to the Board, and the Company’s by-laws require that any shareholder intending to nominate a candidate for election as a director must give written notice of the nomination, containing certain specified information, to the Company’s secretary not later than 120 days in advance of the meeting at which the election is to be held.

Miscellaneous

There are no preemptive rights, sinking fund provisions, conversion rights or redemption provisions applicable to the common stock. Holders of fully paid shares of common stock are not subject to any liability for further calls or assessments.

Exchange Listing

The Company’s common stock is listed on The New York Stock Exchange under the trading symbol “WMK.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company, LLC.